January 19, 2011
VIA EDGAR CORRESPONDENCE
U.S. Securities and Exchange Commission
Attn: Ms. Deborah O’Neil-Johnson
Division of Investment Management
100 F Street, NE
Washington, DC 20549
Re: The Glenmede Fund, Inc. — Registration Nos. 33-22884 and 811-05577
Dear Ms. O’Neil-Johnson:
This letter is in response to comments you provided during a telephone call on January 10, 2011 regarding The Glenmede Fund, Inc.’s (the “Registrant”) comment-response letter filed with the Securities and Exchange Commission (the “Commission”) on December 23, 2010, regarding responses to questions and comments provided by you regarding the Registrant’s Post-Effective Amendment 51 filed on October 15, 2010 by the Registrant (“PEA No. 51”) for the purpose of adding two new series, the Philadelphia International Emerging Markets Fund and the Philadelphia International Small Cap Fund (each a “Portfolio” and together, the “Portfolios”). Summaries of the comments with respect to our conversation on January 10, 2011 regarding PEA No. 51, and responses provided to the Commission by the Registrant, are provided below. All page references refer to the pages in PEA 51. Capitalized terms not defined herein should be given the meaning provided in PEA No. 51. Responses are provided for both Portfolios’ prospectuses unless a response states otherwise. The Registrant will include the changes to the Philadelphia International Small Cap Fund stated below in a supplemental filing, to be filed under Rule 497(e) of the Securities Act of 1933.
1.	Comment: If the application of the redemption fee is consistent with Rule 22c-2(a) of the Investment Company Act of 1940 (the “ICA of 1940”), it can only be applied within a certain time period.
Response: The Registrant affirms that each Portfolio’s redemption fee is consistent with Rule 22c-2(a) (the “Rule”). Each redemption fee is necessary and appropriate to recoup for each Portfolio the costs it may incur as a result of redemptions and to eliminate or reduce any dilution of the value of the outstanding securities issued by the Portfolio. Due to the high costs associated with transactions in emerging markets, the Registrant is imposing these fees for the entire time period that an investor holds shares of the particular Portfolio. The imposition of such a fee for the length of time the Portfolio’s shares are held is consistent with the Rule.
The Rule states that it is unlawful for any fund to redeem a redeemable security issued by the fund within seven calendar days of purchase, unless the fund’s Board of Directors either approves a redemption fee or determines that a redemption fee is either not necessary or not appropriate. In determining to approve a redemption fee, the Board is required to determine an amount of the fee and a time period for which the fee will apply “that in its judgment is necessary or appropriate to recoup for the fund the costs it may incur as a result of those redemptions or to otherwise eliminate or reduce so far as practicable any dilution of the value of the outstanding securities issued by the fund, the proceeds of which fee will be retained by the fund.” The Rule limits the Board’s freedom to set the amount of the redemption fee to no more than 2% of the value of the shares redeemed and limits the Board’s freedom to set a time period to no less than seven days. The “time period” in question focuses on “not less than seven days” because the Commission wanted to empower funds with a mechanism to combat short-term trading strategies, such as market timing (see, adopting release (IC-26782)). The Rule does not preclude the imposition of redemption fees for a longer period of time. To interpret the Rule to restrict the maximum length of time the redemption fee may be imposed, would prevent the Board from fulfilling its duties under the Rule and would deny the funds the right to both recoup costs that may be incurred as a result of redemptions and to prevent dilution of the value of the outstanding securities issued by a fund, which is clearly contrary to the mandate of the Rule.
We also note that Vanguard International Equity Index Funds (File Nos.: 811-05972 and 033-32548) has redemption fees that are applied for the entire time period that the shareholder holds shares of its Vanguard Emerging Markets Stock Index Fund and the GMO Trust has redemption fees for the entire time period that the shareholder holds shares of its GMO Emerging Domestic Opportunities Fund, U.S. Small/Mid Cap Value Fund, U.S. Small/Mid Cap Growth Fund, Developed World Stock Fund, Foreign Small Companies Fund, International Small Companies Fund, Emerging Markets Fund, Taiwan Fund, Taiwan Fund and Emerging Country Debt Fund (File Nos. 811-04347 and 002-98772).
Vanguard’s redemption fee for its Vanguard Emerging Markets Stock Index Fund contains the following disclosure in its prospectus:
“Vanguard Emerging Markets Stock Index Fund charges a 0.25% redemption fee on all shares, regardless of the length of time held.”
Each prospectus for the above-referenced GMO Trust series contains the following redemption fee disclosure:
“Purchase premiums and redemption fees are paid to and retained by the Fund to help offset non de minimis estimated portfolio transaction costs and other related costs (e.g., bid to ask spreads, stamp duties, and transfer fees) incurred by the Fund (directly or indirectly through investments in underlying funds) as a result of the purchase or redemption by allocating estimated transaction costs to the purchasing or redeeming shareholder. The Fund may impose a new purchase premium and/or redemption fee or modify an existing fee at any time. ... Redemption fees apply to all shares of the Fund regardless of how the shares were acquired (e.g., by direct purchase or by reinvestment of dividends or other distributions).”
For the reasons noted above, the Registrant respectfully disagrees with the Staff and the Registrant will maintain redemption fees to offset costs and, to the best of its ability, prevent dilution of the value of the outstanding securities issued by the Portfolios that remain in effect for the entire time period that the investor holds shares of the applicable Portfolio.
2.	Comment: With regard to the disclosure under the Philadelphia International Small Cap Fund’s “Advisor Prior Performance Information,” the Staff notes that the disclosure references both the Advisor and the portfolio managers. Please ensure that this disclosure complies with the conditions set out by the Staff and is effectively communicated to prospective investors.
Response: The Registrant has determined to remove the “Advisor Prior Performance Information” section.
The Registrant understands that it is responsible for the adequacy and accuracy of the disclosure in the registration statement. U.S. Securities and Exchange Commission comments or changes to disclosure in response to Commission comments in the filings reviewed by the Commission do not foreclose the Commission from taking any action with respect to the filings and the Registrant may not assert Commission comments as a defense in any proceeding initiated by the Commission or any party under federal securities laws of the United States.
The preceding comments and related responses have been provided by and discussed with management of the Registrant. Please feel free to contact the undersigned if you have any questions regarding the Registrant’s responses.

Sincerely,
/s/ Mark E. Tuttle
Mark E. Tuttle
Assistant Secretary The Glenmede Fund, Inc. 4 Copley Place, 5th Floor Boston, MA 02116 617.662.3967

cc:	Mary Ann B. Wirts Michael P. Malloy, Esquire